UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 56834/November 21, 2007

ADMINISTRATIVE PROCEEDING
FILE NO. 3-12820

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In the Matter of   :
                                                                      :
PLASTICON INTERNATIONAL INC.   :   ORDER MAKING FINDINGS AND
                                                                      :   REVOKING REGISTRATION BY
                                                                      :   DEFAULT

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       The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 21, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondent was served with the OIP on September 26, 2007. An Answer to the OIP was due twenty days after service of the OIP. OIP at 2; 17 C.F.R. § 201.220(b). On October 17, 2007, I issued an Order to Show Cause, on or before October 31, 2007, why Respondent should not be held in default and why the registration of its registered securities should not be revoked. To date, Respondent has not filed an Answer.[1] On October 17, 2007, the Division of Enforcement (Division) filed a motion for default. As relief, the Division requested that the registration of Respondent's securities be revoked.

       Respondent is in default for failing to file an Answer to the OIP, to respond to a dispositive motion within the time provided, or to otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

       Respondent was incorporated in Delaware in 1981 and re-domiciled in Wyoming in 2004. Respondent's headquarters are in Lexington, Kentucky. Respondent's common stock is registered with the Commission, pursuant to Section 12(g) of the Exchange Act, and is quoted in the Pink Sheets. Respondent is delinquent on most of its required filings since November 1997. Respondent did not file any of its required periodic filings between November 1997 and May 2006. On May 4, 2006, Respondent filed a Form 10-KSB for the year ended December 31, 2004. In July 2006, Respondent filed three Forms 10-QSB for the quarters ended March 31,

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[1] In response to the Order to Show Cause, in a letter dated October 30, 2007, Respondent's counsel stated that on October 10, 2007, a Bankruptcy Court approved the appointment of Respondent's Chapter 11 Bankruptcy Trustee. The letter requested an extension of time to consult with Respondent's Bankruptcy Trustee and reply in this matter. However, no reply has been received.

2005, June 30, 2005, and September 30, 2005. On September 8, 2006, Respondent filed a Form 10-KSB for the year ended December 31, 2005. Since September 2006, Respondent filed three Forms 10-QSB (for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006), but has failed to file a Form 10-KSB for the year ended December 31, 2006, or Forms 10-QSB for the quarters ended March 31, 2007, and June 30, 2007.

As a result of the foregoing, Respondent failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission, which require issuers with classes of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB) and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

Based on the foregoing, I find it necessary and appropriate, for the protection of investors, to revoke the registration of each class of registered securities of Respondent.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Respondent Plasticon International Inc., is hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge